Exhibit 99.2

Lorus Therapeutics Inc.

Notice of Annual General and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual general and special meeting of shareholders (the “Meeting”) of Lorus Therapeutics Inc. (the “Corporation”) will be held at The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, September 13, 2005 at 10:00 a.m. (Toronto time) for the following purposes:

1.    to receive the financial statements of the Corporation for the financial year ended May 31, 2005, together with the report of the auditors thereon;

2.    to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors;

3.    to elect directors;

4.    to consider and if thought fit pass an ordinary resolution amending the 1993 and 2003 Stock Option Plans to change the maximum number of common shares of the Corporation that may be reserved for issuance under each Plan from a fixed number to a total number equal to 15% of the issued and outstanding common shares of the Corporation from time to time, as set forth in Appendix “B” to the accompanying management information circular;

5.    to consider and if thought fit pass a special resolution authorizing the continuance of the Corporation out of Ontario into the federal jurisdiction so that it is governed by the Canada Business Corporations Act, as set forth in Appendix “C” to the accompanying management information circular; and,

6.    to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 5:00 p.m. on Friday, September 9, 2005 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) SHANE A. ELLIS
Toronto, Canada	Vice President Legal Affairs and
July 29, 2005	Corporate Secretary